UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) informs its shareholders and the market in general that it has engaged the Oliver Wyman consultancy to act as PMO (Project Management Office) to implement the Oi Capex Plan pursuant to the Judicial Reorganization Plan, which provides for an average investment of R$7 billion yearly for a three-year cycle. Oliver Wyman will provide expertise to ensure quick and efficient execution monitoring and control of investments with the best potential return on investments. Oliver Wyman is a global leader in management consulting, specializing in strategy, operations, risk management and organizational transformation.

Oi’s purpose is to ensure that its executive team has all the support and reference tools in the market necessary to achieve the strategic business objectives, which are based on the project of mass-market high-speed broadband, in particular through fiber-optic to the customer’s home (FTTH), in the Company’s area of operation, seeking to maximize the existing assets profitability, as well as to promote the expansion of its 4.5G service access network and prepare the transition of Oi’s network to 5G service access when this technology is available in Brazil.

Throughout 2018, Oi has anticipated the beginning of the investment cycle provided for in the Oi Incremental Capex Plan, leveraging the strength and capillarity of its network, allowing for progress of projects for the expansion of high-speed broadband service, especially through fiber-optic, and the expansion of the mobile access network. The Company is focused on resuming competiveness and improving customer experience and has already invested approximately R$4 billion in the first nine months of this year. With this project, Oi plans to bring fiber-optic connection to 10 million homes (Homes Passed) by the end of 2021.

The Company will keep its shareholders and the market informed on any material development of the subject matter of this Notice to the Market.

Rio de Janeiro, December 3, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note regarding Forward-looking Statements:

This Notice to the Market contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the CVM, SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer